02037157

SEC MAIL PROCESSING RECEIVED MAY 21 2002 WASH. D.C. 155 SECTION

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20949

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(D)
OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from __________ to __________.

PROCESSED
MAY 29 2002
THOMSON
FINANCIAL

Commission File Number 33-42942

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

SKF USA Inc. 401(k) Retirement Plan and Trust for Hourly Employees

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SKF USA Inc.
1111 Adams Avenue
Norristown, PA 19403

An Exhibit Index is included in this Form 11-K

REQUIRED INFORMATION

The SKF USA Inc. 401(k) Retirement Plan and Trust for Hourly Employees (the "Plan") is a plan that is subject to the Employees Retirement Income Security Act of 1974 ("ERISA"), and therefore the Plan is providing, as Exhibit 1 hereto, Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. These financial statements include audited statements of net assets available for benefits at December 31, 2001 and December 31, 2000 and audited statements of changes in net assets available for benefits for the fiscal year ended December 31, 2001.

The Plan financial statements have been examined by Arthur Andersen LLP. A currently dated and manually signed written consent of Arthur Andersen LLP with respect to the Plan financial statements that relate to the fiscal year ended December 31, 2001 which consent is provided as a portion of Exhibit 1 to this annual report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized:

SKF USA Inc. 401(k) Retirement Plan and Trust for Hourly Employees (the"Plan")

SKF USA Inc.
(Plan Administrator)

By ____________________
Brian J. Duffy
Treasurer

SKF USA Inc.

SEC MAIL PROCESSING
RECEIVED
MAY 21 2002
WASH. D.C. 155 SECTION

Norristown, Pa
USA

May 20, 2002

Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

Re: Form 11-K
SKF USA Inc. 401(k) Retirement Plan and Trust for Hourly Employees

Commission:

Arthur Andersen LLP has represented to SKF USA Inc. that it's audit was subject to Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Andersen personnel working on the audit, and availability of national office consultation, as well as the availability of personnel at foreign affiliates of Andersen, was not relevant to this audit.

Very truly yours,

Brian J. Duffy
Treasurer

1111 Adams Avenue
Norristown, Pa 19403-2403

Telephone: (610) 630-2800
Fax: (610) 630-2801

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
1	Audited financial statements for SKF USA Inc. 401(k) Retirement Plan and Trust for Hourly Employees, Including Consent of Independent Public Accountant

ANDERSEN

SKF USA Inc. 401(k) Retirement Plan and Trust for Hourly Employees

Financial statements
As of December 31, 2001 and 2000
Together with auditors' report

ANDERSEN

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation by reference of our report dated April 26, 2002, relating to the SKF USA Inc.401(k) Retirement Plan and Trust for Hourly Employees financial statements included in this Form 11-K, into the Company's previously filed Registration Statement.

Philadelphia, PA
May 17, 2002

Arthur Andersen LLP

ANDERSEN

Report of independent public accountants

To the Administrator of the SKF USA Inc.
401(k) Retirement Plan and Trust for Hourly Employees:

We have audited the accompanying statements of net assets available for benefits of the SKF USA Inc. 401(k) Retirement Plan and Trust for Hourly Employees (the Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Philadelphia, Pennsylvania
April 26, 2002

SKF USA Inc. 401(k) Retirement Plan and Trust for Hourly Employees

Table of contents

SKF USA Inc. 401(k) Retirement Plan and Trust for Hourly Employees

Statements of net assets available for benefits
As of December 31, 2001 and 2000

	2001	2000
Assets:		
Total investments	$ —	$ 17,135,143
Employee contributions receivable	—	26,054
Net assets available for benefits	$ —	$ 17,161,197

The accompanying notes are an integral part of these statements.

SKF USA Inc. 401(k) Retirement Plan and Trust for Hourly Employees

Statement of changes in net assets available for benefits
For the year ended December 31, 2001

Increases:	
Employee contributions/rollovers	$ 1,731,168
Investment income	654,652
	2,385,820
Decreases:	
Distributions to participants	718,797
Asset transfers out to other plan sponsor qualified plan	17,491,593
Net unrealized/realized losses on investment	1,336,627
	19,547,017
Net decrease	(17,161,197)
Net assets available for benefits, beginning of year	17,161,197
Net assets available for benefits, end of year	$ —

The accompanying notes are an integral part of this statement.

SKF USA Inc. 401(k) Retirement Plan and Trust for Hourly Employees

Notes to financial statements
December 31, 2001 and 2000

1. Description of plan:

The following description of the SKF USA Inc. 401(k) Retirement Plan and Trust for Hourly Employees (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan that commenced January 1, 1990. It covered all members of the United Automobile Workers Union Local #338 at the Jamestown and Falconer, New York plants of SKF USA Inc. (the Company). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Effective December 31, 2001, the balances of this Plan were transferred into the SKF USA Inc. Pre-tax Accumulation of Capital for Employees Plan Single Plan B and are shown as asset transfers out to other Plan sponsor qualified plan in the statement of changes in net assets available for benefits for the year ended December 31, 2001.

Contributions

Each year, participants could contribute 2 percent to 20 percent of pretax annual compensation, as defined by the Plan. Participants could also transfer amounts representing eligible distributions from other qualified plans. Contributions are subject to certain limitations.

Participant accounts

Each participant's account was credited with the participant's contribution and an allocation of plan earnings or losses. Allocations were based on participant earnings or account balances, as defined.

Vesting

Participants are immediately 100 percent vested in their voluntary contributions and actual earnings thereon.

Investment options

Contributions to the Plan were directed, at the participant's option, to any of the following investments:

Vanguard Growth and Income Fund– Fund seeks to provide long-term growth of capital and income from dividends by investing in a diversified group of stocks that appear to be undervalued by the market.

Vanguard Federal Money Market Fund– Funds are primarily invested in short-term U.S. Government instruments.

Vanguard Retirement Savings Trust– Trust seeks to provide a high level of income and a stable share value of $1. The trust invests in investment contracts issued and backed by financial institutions. Management and The Vanguard Group, the plan manager, believe that the fair value of the Trust approximates contract value. The crediting interest and average yield were 6.19 percent and 5.93 percent for the years ended December 31, 2000 and 2001, respectively.

Vanguard Wellington Fund– Funds are invested in stocks and fixed income securities to provide a combination of long-term growth and income.

Vanguard Windsor Fund– Funds are invested in stocks to provide long-term growth of capital and income.

Vanguard Windsor II Fund– Funds are invested in stocks to provide long-term growth of capital and income from dividends.

Vanguard PRIMECAP Fund– Funds are invested in growth stocks to provide potential long-term growth.

Vanguard Small-Cap Index Fund– Funds are invested in a sample of stocks in the Russell 2000 Index, an unmanaged index of smaller companies.

Vanguard U.S. Growth Fund– Funds are invested in growth stocks.

Vanguard International Growth Fund– Funds are invested in international growth stocks.

Vanguard Total Bond Market Index Fund– Fund seeks to provide a high level interest income by attempting to match the performance of all other leading bond indexes.

AB SKF ADR Fund– Fund invests in American Depository Receipts (ADRs) of AB SKF's unrestricted "B" stock, allowing participants to invest in company stock of AB SKF, the parent of SKF USA Inc., headquartered in Gothenburg, Sweden. Participation is limited to 50 percent of a participant's total balance.

The following table represents investments greater than five percent of net assets at December 31, 2001 and 2000:

	2001	2000
Vanguard Federal Money Market Fund	$ —	$ 947,318
Vanguard PRIMECAP Fund	—	3,639,319
Vanguard US Growth Fund	—	891,130
Vanguard Wellington Fund	—	3,567,026
Vanguard Windsor II Fund	—	5,408,063

Vanguard Retirement Savings Trust	—	1,208,299
Participant loans	—	938,226

Payment of benefits

Upon termination of service a participant may elect to receive a lump-sum amount equal to the value of the participant's account, rollover the amount into an IRA or other qualified plan, or leave the balance in the plan until the age of 65, if the balance is greater than $5,000. The Plan provides that under certain restricted conditions, participants may withdraw their account balance or portion thereof without penalty.

Loans subject to certain limitations

Participants may borrow funds from their accounts up to 50 percent of their balance or $50,000, whichever is lower. A fixed rate of interest, determined at First Union National Bank's prime rate of interest plus 1 percent (ranging from 6.0 percent to 10.5 percent at December 31, 2000) is established at the time of the loan and interest payments are credited to the participant's account when received.

Administration of the plan

The Company has been designated as the Administrator of this Plan for ERISA purposes. The Board of Directors of the Company has appointed Vanguard Fiduciary Trust Company to manage the assets of the Plan and provide certain record keeping services.

The Company pays all administrative expenses of the Plan, except for individual loan fees which are paid by the participant obtaining the loan.

2. Summary of significant accounting policies:

Basis of accounting

The Plan's financial statements are prepared using the accrual basis of accounting in accordance with the American Institute of Certified Public Accountants (AICPA) Audit Guide, "Audits of Employee Benefit Plans."

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Investment valuation and income recognition

The Plan's investments are stated at fair value with the exception of The Vanguard Retirement Trust Fund. The Vanguard Retirement Trust Fund is carried at contract value which represents contributions made plus interest accrued at the contract rate. However, Plan Management, and The Vanguard Group, the plan manager, believe that the fair value of the trust approximates contract value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The AB SKF ADR Fund is based on the quoted market price of the ADRs of AB SKF's unrestricted "B" stock. Loans to participants are valued at cost, which approximates fair value. Income is recorded on the accrual basis.

Contributions

Employee contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants' earnings.

Payment of benefits

Benefits are recorded when paid.

3. Unrealized/realized losses:

Net realized/unrealized (losses) gains on investments consist of the following:

Registered investment companies	$ (1,339,721)
AB SKF ADR Fund	3,094
	$ (1,336,627)

4. Federal income taxes:

The Internal Revenue Service has determined and informed the Company by a letter dated March 1, 2001, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the IRC). Management also believes the plan continues to be designed and operated in accordance with the IRC. As a result, the Plan is qualified and the Trust is exempt from taxes.

5. Related party:

Certain Plan investments were shares of mutual funds managed by The Vanguard Group. Vanguard Fiduciary Trust Company was the trustee as defined by the Plan, and, therefore, these transactions qualified as party-in-interest. In addition, the Plan invested in AB SKF ADRs.